UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 02, 2024

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of Globe All India Services Limited

On September 02, 2024, Yatra Online, Inc. (the “Registrant”), through its subsidiary, Yatra Online Limited (“Yatra India”), entered into a share purchase agreement (the “SPA”) to acquire all of the issued and paid-up equity share capital of Globe All India Services Limited (“GAISL”) from Ramkrishna Forgings Limited (“Seller”) for an aggregate purchase price of INR 128,00,00,000 (~USD 15.25 million), after net debt and working capital adjustments (the “Acquisition”). The Acquisition is expected to close within three months from the date of execution of the SPA, subject to certain closing actions and satisfaction of the conditions precedent as specified in the SPA.

GAISL is incorporated under the laws of India with its registered office located at Ramkrishna Chambers 72, Shakespeare Sarani, Kolkata - 700017, West Bengal, India. GAISL is an unlisted public limited company engaged in the business of providing reservation and booking services relating to tours and travels (corporate, MICE and leisure and tour planning) and car rental, and is a wholly owned subsidiary of Seller, a company incorporated under the laws of India and which is listed on BSE Limited and National Stock Exchange of India Limited.

Revenue from operations of GAISL for the preceding three years based on its audited financial statements are as follows:

Sr. No.	Financial Years	Revenue from operations Amount (In INR Lakhs)
1	2023-24	25,033.80
2	2022-23	21,426.50
3	2021-22	16,547.27

The Registrant expects that the Acquisition will enable Yatra India to gain access to new verticals and markets, increase market penetration and add new capabilities to its existing line of business, thereby accelerating marketing of products and services and expanding revenue opportunities. The Acquisition aligns with the objects of issue, namely, strategic investments, acquisitions and inorganic growth, as outlined in Yatra India’s prospectus dated September 21, 2023, issued in relation to Yatra India’s initial public offering in India.

A copy of the Registrant’s press release announcing the Acquisition is furnished herewith as Exhibit 99.1. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description

99.1	Press release dated September 03, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 03, 2024	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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